

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Laura Clague
Chief Financial Officer
Retrophin, Inc.
3721 Valley Centre Drive, Suite 200
San Diego, CA 92130

  Re: Retrophin, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2017
   Filed February 27, 2018
   File No. 001-36257

Dear Ms. Clague:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Division of Corporation Finance
          Office of Healthcare & Insurance